Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  Schedule TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                    Duff & Phelps Credit Rating Co. (Issuer)
                    ----------------------------------------
                            (Name of Subject Company)

      FSA Acquisition Corp. (Offeror), an indirect wholly owned subsidiary of Fimalac S.A.
      --------------------------------------------------------------------
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    26432F109
                                    ---------
                      (CUSIP Number of Class of Securities)

          Stephen Joynt (President) or David Kennedy (Vice-President),
                             FSA Acquisition Corp.,
        One State Street Plaza, New York, NY 10004 (Tel: (212) 908-0500)
        ----------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                    Copy to: David K. Lakhdhir, Esq.
                             Paul, Weiss, Rifkind, Wharton & Garrison
                             1285 Avenue of the Americas
                             New York, New York 10019-6064
                             Tel: (212) 373-3000

Calculation of Filing Fee

    Transaction Valuation*                               Amount of Filing Fee**
--------------------------------------------------------------------------------
        $525,973,600                                           $105,195
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 4,644,121 outstanding shares of common stock, no par value per share, of Duff & Phelps Credit Rating Co. (the "Shares"), (ii) the tender offer price of $100.00 per Share and (iii) 615,615 options to acquire Shares under Duff & Phelps Credit Rating Co. 1994 Long-Term Stock Incentive Plan that could be exercised on or prior to the expiration of the tender offer described in this Tender Offer Statement on Schedule TO. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 4,644,121 Shares and $100.00 per Share and (2) the product of 615,615 Shares which are subject to options to purchase Shares and $100.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $105,480        Filing Party: FSA Acquisition Corp.
                        --------                      ---------------------

Form or Registration No.: Schedule TO   Date Filed: March 15, 2000
                          -----------               --------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Schedule TO filed by FSA Acquisition Corp, a Delaware corporation ("Purchaser") and Fimalac S.A., a French societe anonyme ("Parent") with the Securities Exchange Commission on March 15, 2000 (the "Schedule TO") and amended by Amendment No. 1 filed by Purchaser and Parent on March 24, 2000, to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value per share, of Duff & Phelps Credit Rating Co., an Illinois corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2000 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12.

         Items 1 through 9, 11 and 12 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         (1) the following is inserted immediately following the chart entitled "FIMALAC S.A. SELECTED CONSOLIDATED FINANCIAL DATA" set forth in Section 8 of the Offer to Purchase:

                  "Parent's financial statements are prepared in accordance with French generally accepted accounting principles ("French GAAP"). Parent does not, nor is it otherwise required to, prepare its financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following represents, in the opinion of Parent, the significant differences between French GAAP and U.S. GAAP that would affect the foregoing financial data of Parent. No attempt has been made to identify future differences between U.S. GAAP and French GAAP resulting from prescribed changes in accounting standards. It should also be noted that regulatory bodies that promulgate French GAAP and U.S. GAAP have significant on-going projects that could affect comparisons between U.S. GAAP and French GAAP. Finally, the following does not identify all of the differences between French GAAP and U.S. GAAP.

         o Deferred taxation. Under French GAAP, deferred tax is calculated using the liability method on temporary timing differences between taxable and accounting earnings. Net deferred tax assets determined company by company are recognized only to the extent that it is probable that the asset will be realized in the foreseeable future. Under U.S. GAAP, deferred taxes are provided for all temporary differences between the tax and book balance sheets and valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

         o Depreciation/Amortization Policies. As permitted under French GAAP, Parent has not amortized certain intangible assets created in connection with business acquisitions. Under U.S. GAAP, some of these intangible assets would be amortized over their expected useful lives, not exceeding 40 years.

         o Amortization of acquisition goodwill. As permitted by French GAAP, goodwill recorded in business combinations accounted for under the purchase method are amortized in Parent's consolidated financial statements over ten to twenty years, depending on the sector. Under U.S. GAAP, the period of amortization of acquisition goodwill may be as long as forty years.

         o Accounting for marketable securities and marketable equity securities. Marketable securities are carried in Parent's financial statements at the lower of cost or market value, calculated on a security-by-security basis. Changes in these provisions are included in the determination of net income. Under U.S. GAAP, marketable securities and marketable equity securities are grouped in separate portfolios for the purpose of comparing aggregate cost and aggregate market value to determine carrying value. Changes in write-down allowances for marketable securities are included in the determination of net income, while those concerning marketable equity securities are included in equity.

         o Net earnings per share. Under French GAAP, net earnings per share are determined on an undiluted basis, whereas under U.S. GAAP, net earnings per share are determined on a fully diluted basis."

; and

         (2) the first paragraph of Section 15 of the Offer to Purchase, from the beginning of such paragraph up to subparagraph (1) of such paragraph, is amended to read in its entirety as follows:

         "Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of or the payment of any tendered Shares and (except as provided in the Agreement) amend or terminate the Offer if, on or before the Expiration Date:"

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FSA Acquisition Corp.


                                             By: /s/ Stephen Joynt
                                                 -----------------
                                                 Name: Stephen Joynt
                                                 Title: President

April 4, 2000